SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated July 14, 2008
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X       Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes No X
Enclosure: Press release ANGLOGOLD ASHANTI MARKET UPDATE

news release
AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485 \ NYSE symbol: AU \ JSE share code: ANG
Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com
14 July 2008
ANGLOGOLD ASHANTI MARKET UPDATE
Highlights
Gold hedge position reduced by 4.4 million ounces or 39% in the first six months of
2008
·
·
·
·
·
1.0 million pounds of uranium commodity contracts cancelled
50% interest in Nufcor International Limited sold
Corporate transactions with B2 Gold and Golden Cycle Corporation concluded
Second quarter production and cash costs better than previous guidance
Hedge book restructuring
Following the successful completion of its recent rights offer to raise US$1.7 billion,
AngloGold Ashanti is pleased to announce that it has made substantial progress ahead of schedule in the reduction of its hedge book, to benefit from improved participation in the spot gold price earlier than anticipated.
The company capitalised on a weaker gold market during the second quarter in order to execute a combination of delivery into and early settlement of non-hedge derivative contracts.
The number of committed ounces was reduced by 4.4 million ounces (39%) from a total of
11.3 million ounces as at 1 January 2008 to 6.9 million ounces as at 1 July 2008.
The accelerated execution of the restructuring will mean that the company will be able to have a significantly greater participation in the spot gold price going forward. The combination of delivery into and early settlement of contracts that is currently reflected on the company’s balance sheet will, however, result in a materially lower received gold price during the second quarter than would otherwise have been the case.
Prior to the implementation of the hedge restructuring, AngloGold Ashanti anticipated the received price for the second quarter to be around US$734 per ounce. The restructuring will however result in the realisation of an incremental pre-tax loss of approximately
US$1.1 billion during the second quarter and therefore will translate into a negative received price. This loss was previously recognised in the income statement as unrealised non-hedge derivatives but the realisation will result in its inclusion in adjusted headline earnings.
During the second half of the year, AngloGold Ashanti will continue to deliver into outstanding contracts of approximately 0.8 million ounces to effect a reduction of approximately 46% of committed ounces in total over the course of the year. Assuming a prevailing gold price of
US$900 per ounce it is expected that the realised price will be at a discount of approximately
17% (against previous guidance of approximately 47%) in the second half of 2008. Subject to the successful implementation of the rest of the restructuring it is expected that the realised price will be at or around a discount of approximately 6% in 2009, assuming a prevailing spot gold price of approximately US$900 per ounce. This represents a significant improvement to the position prior to the hedge restructuring.

Cancelation of Uranium Contracts
AngloGold Ashanti has also cancelled 1.0 million pounds of its outstanding uranium contracts, which together with the deliveries effected since the start of the year, represents a reduction of 30% of uranium contracts that were outstanding as at 1 January 2008. This cancellation, which will result in a one-off pre-tax charge of US$32 million against second quarter’s adjusted headline earnings, will result in the company beginning to participate in the uranium spot market from 2009.
Corporate activity and asset review update
On 1 July 2008 the company also announced that shareholders of Golden Cycle Gold
Corporation approved the merger with a wholly owned subsidiary of AngloGold Ashanti at a special meeting of shareholders. As a result of the transaction the company now owns 100%
of Cripple Creek & Victor Gold Mining Company, thereby allowing AngloGold Ashanti to simplify the ownership structure of this long-life North American gold asset.
AngloGold Ashanti announced on 16 May 2008 that the sale of various exploration interests in
Colombia to B2Gold Corporation (“B2Gold”) had been completed. As a result of the transaction the company received 25 million common shares of B2 Gold and 21.4 million share purchase warrants in B2Gold with an exercise price of Cdn$3.34 with respect to
11 million warrants and C$4.25 with respect to the balance of 10.4 million warrants, which would result in a fully diluted interest in B2Gold of approximately 26%. The transaction allows
AngloGold Ashanti to build on its strategy in Colombia of continuing to leverage its first-mover advantage and developing its exploration portfolio in the most efficient and cost effective manner, which includes AngloGold Ashanti’s 100% owned La Colosa project, where the company declared an Inferred Mineral Resource of 12.9 million ounces on 6 May 2008.
AngloGold Ashanti has sold its 50% interest in Nufcor International Limited to Constellation
Energy Commodities Group for net proceeds of US$50 million. The sale of this London-based uranium marketing, trading and advisory business enables AngloGold Ashanti to better focus on its core gold and uranium mining business. AngloGold Ashanti retains its 100% interest in
Nuclear Fuels Corporation of South Africa (Proprietary) Limited (“Nufcor SA”), its local uranium calcining business.
The profit on disposal of assets will not form part of Adjusted Headline Earnings.
Second quarter production and cash costs
For the second quarter gold production was some 3% above previous guidance at 1.25 million ounces at a total cash cost of around US$434 per ounce, US$30 per ounce or 6.5% better than previous guidance.
Commenting on the latest developments, Mark Cutifani said: “I am delighted with our achievements across a number of our core strategic objectives. The completion of our landmark rights issue has given us the flexibility to restructure our forward commitments in gold and facilitate much greater spot price participation going forward. The accelerated execution of a 39% reduction in our gold hedge book is particularly significant in allowing us to benefit from a strong gold price environment going forward. By cancelling 1.0 million pounds of contracted uranium sales we are also opening up earlier access to the uranium spot market. Similarly, our corporate transactions involving Golden Cycle, B2Gold and the disposal of Nufcor International demonstrate our commitment to maintaining focus and efficiency across our portfolio. Meanwhile the actions that we have taken elsewhere across the asset base have helped us to deliver ahead of our production and cash cost guidance and
I am confident that we now have the team in place to deliver on our long term commitments.”

Certain statements made during this communication, including, without limitation, those concerning those concerning: AngloGold Ashanti’s strategy to reduce its gold hedging position including the extent and effect of the hedge reduction, the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and the outlook of
AngloGold Ashanti’s operations including the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects, and its liquidity and capital resources and expenditure, contain certain forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management.
For a discussion of such factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2007, which was distributed to shareholders on 31 March 2008. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-
looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events
Queries
South Africa
Tel:
Mobile:
E-mail:
Himesh Persotam (Investor Relations)  +27 (0) 11 637-6647 +27 (0) 82 339 3890 hpersotam@AngloGoldAshanti.com
Alan Fine (Media) +27 (0) 11 637-6383 +27 (0) 83 250 0757 afine@AngloGoldAshanti.com
Joanne Jones (Media) +27 (0) 11 637- 6813 +27 (0) 82 896 0306 jjones@AngloGoldAshanti.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: July 14, 2008
By:
/s/ L Eatwell
Name: L EATWELL
Title:   Company Secretary